SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the Period from March 1, 2002 (date of inception) through December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission File Number 2-62223

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES III
(Full title of the plan)

ENTERGY CORPORATION
639 Loyola Avenue
New Orleans, Louisiana 70113
(Issuer and address of principal executive office)

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES III

Table of Contents

                                                                                                                                                                                   Page
                                                                                                                                                                                Number

(a) Financial Statements:

Independent Auditors' Report                                                                                                                     2

Statement of Net Assets Available for Benefits
as of December 31, 2002                                                                                                                           3

Statement of Changes in Net Assets Available for
Benefits for the Period from March 1, 2002 (date of inception)
through December 31, 2002                                                                                                                       4

Notes to Financial Statements                                                                                                                     5

(b) Signature                                                                                                                                                                 12

(c) Exhibit:

Independent Auditors' Consent                                                                                                                 13

INDEPENDENT AUDITORS' REPORT

To the Trustee and Participants of the

Savings Plan of Entergy Corporation and Subsidiaries III

We have audited the accompanying statement of net assets available for benefits of the Savings Plan of Entergy Corporation and Subsidiaries III as of December 31, 2002, and the related statement of changes in net assets available for benefits for the period from March 1, 2002 (date of inception) to December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the period from March 1, 2002 (date of inception) to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

New Orleans, Louisiana
June 27, 2003

SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES III
Notes to Financial Statements

Note 1. General Description of the Plan

The following description of the Savings Plan of Entergy Corporation and Subsidiaries III (Entergy Savings Plan III) is provided for general information only. Entergy Savings Plan III participants should refer to the Entergy Savings Plan III summary plan description for a more complete description of the Entergy Savings Plan III's provisions.

General: The Entergy Savings Plan III is a defined contribution plan of Entergy Corporation and Subsidiaries, collectively the Entergy System Companies, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The ERISA provisions set forth the requirements for participation, vesting of benefits, fiduciary conduct for administering and handling of assets, and disclosure of Entergy Savings Plan III information.

The Entergy Savings Plan III constitutes two types of plans qualified under Internal Revenue Code Section 401 as follows:

    A profit sharing plan; and
    A stock bonus plan which constitutes an Employee Stock Ownership Plan.

Plan Amendments in 2002: The Entergy Savings Plan III was amended and restated effective June 1, 2002 to include provisions required or permitted by the Economic Growth and Tax Relief Reconciliation Act of 2001 and to add certain other provisions and clarify certain existing provisions under the plan.

Trustee: The Entergy Savings Plan III utilizes T. Rowe Price Trust Company as its trustee and T. Rowe Price Retirement Plan Services, Inc. as its recordkeeper and provider of other administrative services. The Entergy Savings Plan III's investment options, which are managed by its trustee or affiliates of its trustee, are:

    Entergy Common Stock Fund
    Balanced Fund
    Blue Chip Growth Fund
    Equity Income Fund
    Equity Index Trust
    International Stock Fund
    New Horizons Fund
    New Income Fund
    Stable Income Fund
    Participants' Loans

Eligibility: The Entergy Savings Plan III is available to any person who is a member of the Office, Technical, and Professional Bargaining Unit, Local 387, UWUA, AFL-CIO or the Production and Maintenance Bargaining Unit, Local 369, UWUA, AFL-CIO, whose principal work location is the Pilgrim Steam Electric Generating Station, as soon as administratively practicable following a six-month waiting period.

Contributions: Entergy Savings Plan III contributions made by or on behalf of participants are deposited with the trustee. Participants may elect to contribute, through payroll deductions, up to a total of 6% of their annual base salary (basic) for which the employing Entergy System Company will make matching contributions. Participants may make supplemental contributions up to 10% of their annual base salary for which there are no matching contributions. Basic and supplemental contributions may be made on a before-tax basis (401(k) contributions), an after-tax basis, or a combination of both. Contributions are limited by federal tax legislation. The 401(k) contribution dollar limit for the calendar year 2002 was $11,000 per participant.

The employing Entergy System Company's matching contribution to the Entergy Savings Plan III on behalf of the participant is equal to 50% of the participant's basic contribution.

The Entergy Savings Plan III provides that certain taxable amounts received by an employee that originated from an employee benefit plan qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), may be accepted under the Entergy Savings Plan III as rollover contributions (rollover contributions).

Investments: Participant contributions are invested as directed by participants in accordance with the Entergy Savings Plan III's investment options. Earnings on participant contributions are allocated based on participants' account balances. The 50% matching contributions are invested in the Entergy Stock Fund. Participants can transfer a portion of their matching contributions invested in the Entergy Stock Fund into other Entergy Savings Plan III investment funds if they are at least 55 years of age and have 10 years of participation in the Entergy Savings Plan III.

The value of investments may fluctuate with changes in market conditions. The amount of risk varies based on the fund's investment goals and composition. Participants should realize the risk associated with each investment when determining how to invest their contributions.

Participant accounts: Each participant's account is credited with the participant's contribution and allocation of the Entergy System Companies' matching contribution and net earnings of the Entergy Savings Plan III's interest in the Master Trust (see Note 4). Allocations are based on participant earnings or account balances, as defined.

Vesting: Participants are fully vested at all times in participant contributions. Participants who are members of Production and Maintenance Bargaining Unit, Local 369, UWUA, AFL-CIO become fully vested in company matching contributions upon completion of three years of service. All other participants become fully vested in company matching contributions upon completion of five years of service. The years of vesting service shall be the greater of the years determined under this plan or the predecessor plan.

In-Service withdrawals: While employed, participants may, with certain restrictions, withdraw all or a portion of the value of their basic and supplemental contributions, rollover contributions, and System Individual Retirement Accounts. Such withdrawals may include all or a portion of the value of their basic and supplemental before-tax accounts if the participant has attained age 59-1/2. Withdrawals of before-tax contributions may be subject to a 10% premature distribution tax unless the participant is age 59-1/2 or older. A participant may also apply for a hardship withdrawal from his 401(k) contributions if the participant satisfies certain financial hardship withdrawal criteria.

A dividend pass through feature under the Entergy Savings Plan III allows participants to elect to receive a cash distribution of their Entergy Stock Fund dividends once participants are fully vested in company matching contributions. Prior to vesting, dividends are reinvested in the Entergy Stock Fund.

Loans to participants: The Entergy Savings Plan III has a loan provision whereby participants who are actively employed may borrow an amount from their eligible account up to a maximum of 50% of the vested balance of their account or $50,000, whichever is less. The amount borrowed is deducted from the participant's eligible account and repaid with interest based on the prime rate plus 1% in accordance with an established schedule. The loan must be repaid within 4-1/2 years, or 20 years if for the acquisition of the participant's primary residence. If a participant with an outstanding loan separates from service, the remaining principal balance of the loan is treated as a taxable distribution to the participant unless the amount is repaid in full within a specified period from the date of separation.

Payment of Benefits: Participants become eligible to receive a single-sum distribution of the entire vested value of the participant's Entergy Savings Plan III accounts upon termination of employment, retirement, disability, or death. There are certain provisions regarding deferral of distributions; installment distributions for terminated participants, retirees, and disabled participants; minimum account balances; and mandatory distributions.

Generally, there are tax consequences associated with receiving a distribution from the Entergy Savings Plan III, unless the taxable portion is rolled over to an individual retirement account or another retirement plan account which qualifies under Sections 408(a) or 401(a) of the Code. Additionally, a 10% penalty tax for early withdrawal applies, unless the distribution is received after age 59-1/2 or the participant satisfies one of the legal exemptions to such tax.

Transfers: Approximately $8.2 million was transferred from the Savings Plan of Entergy Corporation and Subsidiaries to the Entergy Savings Plan III on March 1, 2002, the date the Entergy Savings Plan III became effective.

Inactive accounts: Participants are allowed, under the provisions of the Entergy Savings Plan III, to defer receipt of their vested account balance upon separation from the Entergy Savings Plan III until age 70-1/2. The amount allocated to such participants was $175,864 at December 31, 2002.

Forfeitures: Upon termination of employment for reasons other than retirement, disability, or death, the portion of the employee's account in which he/she is not vested at the time of termination shall be forfeited and credited to a forfeiture account. Forfeitures are used first to pay administrative expenses and the residual, if any, to reduce employer contributions. There were no forfeitures during the period March 31, 2002 through December 31, 2002.

Note 2. Summary of Significant Accounting Policies

Basis of presentation: The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of estimates in the preparation of financial statements: The preparation of the Entergy Savings Plan III financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect reported amounts in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits, such as those regarding fair value. Adjustments to the reported amounts may be necessary in the future to the extent that future estimates or actual results are different from the estimates used in the financial statements.

Investment valuation: Cash and temporary cash investments and loans to participants are valued at cost, which approximates fair value. Investments in equity and fixed income securities are stated at their fair value as determined by quoted market prices on the valuation date, in compliance with the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

The values of guaranteed investment contracts (GICs) are recorded at contract value, which approximates fair market value. Contract value represents amounts invested under the GICs, plus interest earned and reinvested through the valuation date at the contracted rate. The values of synthetic investment contracts (SICs) are recorded at contract value, which approximates fair market value, because participants are guaranteed a return of principal and accrued interest. SICs are similar to GICs except that the assets of a SIC are placed in a trust with ownership by the Master Trust and a financially responsible third party issues a wrapper contract. A wrapper contract is an insurance policy that guarantees a stated rate of return on specific Master Trust assets placed in the trust.

Payment of benefits: Benefits payable for terminations and withdrawals are recorded when paid. This accounting method differs from that required in the Internal Revenue Service and Department of Labor Form 5500, which requires benefits payable to be accrued and charged to net assets in the period the liability arises. There were no pending distributions to participants as of December 31, 2002.

Income recognition: The difference in fair value of the assets in the Master Trust from one period to the next is recognized and included in investment income (loss) in the accompanying Statement of Changes in Net Assets Available for Benefits. The investment income (loss) also includes realized gains and losses.

Purchases and sales of securities are accounted for on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative expenses: All costs and expenses of administering the Entergy Savings Plan III, except expenses incurred in the direct acquisition or disposition of stock and investment manager fees, are paid first by forfeitures and then by Entergy Corporation.

Concentration of credit risk: The Stable Income Fund of the Master Trust invests in GICs and SICs which are subject to credit risk with respect to the insurance companies that back them. The potential credit risk of the GICs as of December 31, 2002 is $72,663,337. The potential credit risk for the SICs represents the amount by which the contract value exceeds the fair value of the SIC assets in the trust. As of December 31, 2002, the contract value of the SIC assets was $233,279,352. The fair value of the SIC assets exceeded the contract value by $11,326,618, which is the value of the wrapper contract. There are no reserves against the contract values of the GICs or SICs for credit risk of the contract issuers or otherwise. The Entergy Savings Plan III provisions set investment guidelines addressing investment diversification, quality, maturity and performance standards prescribed to mitigate the potential credit risk.

Note 3. Investment Contracts With Insurance Companies

The Master Trust invests in a diversified portfolio of GICs and SICs issued by insurance companies and other financial institutions. The average yield for the GICs and SICs was approximately 5.1% for 2002. The crediting interest rates varied from 3.5%-6.03% for 2002.

Note 4. Interest in Master Trust

The Entergy Savings Plan III investments are held in a bank-administered trust (Master Trust) established by Entergy Corporation and maintained by T. Rowe Price Trust Company (the Trustee). The Entergy Savings Plan III maintains an undivided beneficial interest in each of the investment accounts of the Master Trust. Use of the Master Trust permits the commingling of the trust assets of the savings plans of Entergy Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the equity in net earnings (losses) and the administrative expenses of the investment accounts to the participating plans. Equity in an investment account's net earnings is comprised of interest and dividends and realized and unrealized investment gains and losses. As of December 31, 2002, the Entergy Savings Plan III's interest in the net assets of the Master Trust was approximately 1%.

The fair values of investments in the Master Trust as of December 31, 2002 are as follows:

*As of December 31, 2002, $534,534,839 of the Entergy Corporation common stock was non-participant directed.

Dividend and interest income and net realized and unrealized appreciation (depreciation) of investments in the Master Trust for the year ended December 31, 2002 are summarized as follows:

Dividend and interest income:

Net realized and unrealized appreciation (depreciation) of investments:

Note 5. Tax Status

Entergy Savings Plan III has submitted a request for a determination letter from the Internal Revenue Service stating that the Entergy Savings Plan III is in compliance with the applicable requirements of the Code. A response has not yet been received. However, the plan administrator and the plan's tax counsel believe that the Entergy Savings Plan III is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Entergy Savings Plan III's financial statements.

Note 6. Entergy Savings Plan III Termination

Although it has not expressed any intent to do so, the Entergy System Companies have the right under the Entergy Savings Plan III to discontinue their contributions at any time and Entergy Corporation has the right to terminate the Entergy Savings Plan III subject to the provisions of ERISA. In the event that the Entergy Savings Plan III is terminated, subject to conditions set forth in ERISA, the Entergy Savings Plan III provides that all participants will be fully vested and the net assets of the Entergy Savings Plan III be distributed to participants in proportion to their respective vested interests in such net assets at that date.

Note 7. Related Party Transactions

Certain of the Master Trust investments are shares in funds managed by T. Rowe Price Trust Company who is the trustee, as defined by the Entergy Savings Plan III and, therefore, these investments and investment transactions qualify as party-in-interest transactions. As the Master Trust holds common stock of Entergy Corporation as an investment, these investments and investment transactions also qualify as party-in-interest transactions. The year-end market price of Entergy Corporation common stock was $45.59 per share at December 31, 2002.

SIGNATURE

The Entergy Savings Plan III. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                                SAVINGS PLAN OF ENTERGY
                                                                                    CORPORATION AND SUBSIDIARIES III

By: /s/ Darrell A. Guidroz
Darrell A. Guidroz
Director, Human Resources
Total Rewards

Dated: June 30, 2003

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Post-Effective Amendments No. 3 and 5A on Form S-8, and their related prospectus, to Registration Statement No. 33-54298 of Entergy Corporation on Form S-4 of our report dated June 27, 2003, appearing in this Annual Report on Form 11-K of the Savings Plan of Entergy Corporation and Subsidiaries III as of December 31, 2002 and for the ten-month period from March 1, 2002 to December 31, 2002.

DELOITTE & TOUCHE LLP

New Orleans, Louisiana
June 30, 2003